TurboPass

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
4100 Dealers Revenue	
4110 Large Auto Groups	4,031.00
4120 Independent Dealers	7,503.75
Total 4100 Dealers Revenue	**11,534.75**
4900 Other Income	
Discounts given	-438.90
Sales	168.00
Turbo Annual Subscription	36,000.00
Uncategorized Income	501.44
Total 4900 Other Income	**36,230.54**
Total Income	**$47,765.29**
Cost of Goods Sold	
5900 Other COGS	500.00
Set up & Consulting COGS	32,500.00
Total 5900 Other COGS	**33,000.00**
Total Cost of Goods Sold	**$33,000.00**
GROSS PROFIT	**$14,765.29**
Expenses	
6100 People Costs	8,969.93
ADP Fees	107.38
Contract Labor	7,214.89
Payroll Taxes	6,820.16
Training	4,411.99
Wages	29,339.17
Total 6100 People Costs	**56,863.52**
6200 G&A and Occupancy OPEX	
Auto OPEX	440.94
Dues and Subscriptions	482.40
Occupancy Costs	
Rent & Lease	2,854.00
Repairs & Maintenance	32.44
Utilities	4,560.11
Total Occupancy Costs	**7,446.55**
Tech Systems	7,519.44
Total 6200 G&A and Occupancy OPEX	**15,889.33**

TurboPass

PROFIT AND LOSS
January - December 2019

	TOTAL
6300 Sales and Marketing Costs	32,339.20
Travel	11,506.38
Travel - Fuel & Car	2,930.32
Travel Meals	1,443.30
Total Travel	**15,880.00**
Total 6300 Sales and Marketing Costs	**48,219.20**
6400 Professional Services Costs	88,267.63
6500 Product Dev / R&D	13,796.00
6900 Other OPEX	462.87
Bank Charges & Fees	3,492.96
Meals & Entertainment	1,658.69
Other Business Expenses	1,985.94
QuickBooks Payments Fees	159.92
Uncategorized Expense	0.00
Total 6900 Other OPEX	**7,760.38**
Total Expenses	**$230,796.06**
NET OPERATING INCOME	**$ -216,030.77**
Other Expenses	
7200 Other Expense	
Interest Paid	4,478.04
Total 7200 Other Expense	**4,478.04**
Total Other Expenses	**$4,478.04**
NET OTHER INCOME	**$ -4,478.04**
NET INCOME	**$ -220,508.81**